UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Genocea Biosciences, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

372427401

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☒	Rule 13d-1(b)
b.	☐	Rule 13d-1(c)
c.	☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 372427401

1.	Names of Reporting Persons. UBS O’Connor LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,769,170
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,769,170
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,769,170 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.3% (see Item 4)
12.	Type of Reporting Person (See Instructions) OO; IA

This Amendment No. 1 is being filed jointly by the Reporting Person and amends the Schedule 13G initially filed by the Reporting Person with the Securities and Exchange Commission (the “SEC”) on February 13, 2020 (the “Schedule 13G”).

Except as set forth below, all Items of the Schedule 13G remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13G.

Item 2.

(a) Name of Person Filing

(b) Address of Principal Business Office or, if none, Residence

(c) Citizenship

The Reporting Person serves as the investment manager to Nineteen77 Global Multi-Strategy Alpha Master Limited (“GLEA”). In such capacity, the Reporting Person exercises voting and investment power over the shares of Common Stock held for the account of GLEA. The Reporting Person is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended. As a result, the Reporting Person may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of Common Stock held for the account of GLEA.

Item 4. Ownership.

(a) and (b):

As of the close of business on December 31, 2020, the Reporting Person may have been deemed to have beneficial ownership of 1,769,170 shares of Common Stock, which consisted of (i) 19,170 shares of Common Stock held by GLEA and (ii) 1,750,000 shares of Common Stock issuable upon exercise of the GLEA Warrant, and all such shares of Common Stock in the aggregate represented beneficial ownership of approximately 3.3% of the Common Stock, based on (1) 51,635,257 shares of Common Stock outstanding as of October 27, 2020 as reported by the Issuer and (2) 1,750,000 shares of Common Stock issuable upon exercise of the GLEA Warrant.

(c)

Number of shares as to which each Reporting Person has:

(1) Sole power to vote or to direct the vote:     1,769,170      .

(2) Shared power to vote or to direct the vote:     0      .

(3) Sole power to dispose or to direct the disposition of     1,769,170      .

(4) Shared power to dispose or to direct the disposition of     0      .

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

UBS O’Connor LLC

By:	/s/ Charles Mathys
	Name:	Charles Mathys
	Title:	Chief Compliance Officer

By:	/s/ Christopher Smock
	Name:	Christopher Smock
	Title:	Senior Compliance Officer